UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50,

Broadway, London,

England, SW1H 0DB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events

On August 05, 2024, ReNew Energy Global Plc issued a press release announcing that it will hold its third Annual General Meeting on September 20, 2024. A copy of the press release dated August 05, 2024 is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	AGM Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 05, 2024	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary